Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
November 10, 2022
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2022, dated November 10, 2022, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2022, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2021 Annual Report filed on February 23, 2022.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2022, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to apply the same accounting policies as those used in 2021. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2022 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are described in the Definitions of Non-IFRS and Other Financial Measures (“Definitions”) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Management’s Discussion and Analysis September 30, 2022	M-1	Stantec Inc.

Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural, planning, and environmental consulting. Operating out of 400 offices around the world, our team of 26,000 connects our clients to the design expertise, technology, and innovation required to meet today's challenges and prepare for tomorrow's opportunities.

With expertise across buildings, energy and resources, environmental services, infrastructure, and water sectors, Stantec is a trusted advisor for clients and communities addressing climate change, urbanization, and infrastructure resiliency. Our vision is to remain a top tier global design firm that maximizes long-term, sustainable value for all our stakeholders.

Our business model is designed for value. We are diversified geographically and by service offering. Our focus is on the higher-margin, lower-risk design phase of buildings, energy, infrastructure, and water projects, as well as science and consultancy work in environmental sciences. And we provide professional services in all phases of the project life cycle. Please see pages M-1 to M-2 of Stantec’s 2021 Annual Report for further details on our business model.
Strategic Acquisitions Completed in 2022 and 2021
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Paleo Solutions, Inc. (Paleo)	September 2021	Los Angeles, California	65				●
Cardno Limited (Cardno)	December 2021	Boulder, Colorado	1,500	●			●
Cox|McLain Environmental Consulting, Inc (CMEC)	December 2021	Austin, Texas	70				●
Global
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135	●
Engenium	May 2021	Perth, Australia	170					●
Driven by Values B.V.	November 2021	Eindhoven, Netherlands	28				●
Cardno Limited (Cardno)	December 2021	Brisbane, Australia	1,250	●	●		●
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management’s Discussion and Analysis September 30, 2022	M-2	Stantec Inc.

Business Update

COVID-19 Pandemic
We continue to monitor regional public health guidelines as we transition out of the crisis phase of the pandemic. We remain strongly positioned to capture opportunities arising from infrastructure and stimulus spending, particularly opportunities related to sustainability and resilience. Stantec offices across the globe are open, and our people are attending our offices either full- or part-time according to our flexible work model.

War in Ukraine
Stantec has no offices, employees, or project work in Ukraine, Russia, or Belarus. Therefore, we do not expect the current conflict or economic sanctions will directly affect operations. Management is monitoring the situation for potential impacts and remains diligent in ensuring we are not working with any sanctioned entities or individuals. We have also added the Ukraine conflict to our Risk Factors (see page M-24).

Looking Ahead
As an industry leader in sustainable engineering and through synergies gained with our acquisitions, we are well positioned to address the pipeline of opportunities arising from various stimulus programs, market momentum, and growing demands for sustainable and climate change solutions. Integration activity has also been high, and we remain on schedule to complete the integration of Cardno and several other recently acquired firms.

Management’s Discussion and Analysis September 30, 2022	M-3	Stantec Inc.

Q3 2022 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2022		2021		2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,473.2	127.0%	1,168.3	125.2%	4,163.7	125.2%	3,391.5	124.7%
Net revenue	1,160.0	100.0%	932.9	100.0%	3,326.8	100.0%	2,719.9	100.0%
Direct payroll costs	533.0	45.9%	425.9	45.7%	1,530.0	46.0%	1,263.2	46.4%
Project margin	627.0	54.1%	507.0	54.3%	1,796.8	54.0%	1,456.7	53.6%
Administrative and marketing expenses	445.4	38.4%	353.2	37.9%	1,303.1	39.2%	1,036.0	38.1%
Depreciation of property and equipment	14.4	1.2%	13.8	1.5%	43.0	1.3%	40.4	1.5%
Depreciation of lease assets	29.7	2.6%	26.4	2.8%	90.2	2.7%	79.6	2.9%
Reversal of lease asset impairment	(1.1)	(0.1%)	(1.7)	(0.2%)	(3.7)	(0.1%)	(4.3)	(0.2%)
Amortization of intangible assets	26.6	2.3%	15.0	1.6%	77.1	2.3%	42.0	1.5%
Net interest expense	18.7	1.6%	9.6	1.0%	46.5	1.4%	29.5	1.2%
Other	4.2	0.6%	2.7	0.3%	13.3	0.4%	(5.6)	(0.2%)
Income taxes	21.1	1.6%	18.0	1.9%	53.8	1.6%	55.0	2.0%
Net income	68.0	5.9%	70.0	7.5%	173.5	5.2%	184.1	6.8%
Basic earnings per share (EPS)	0.61	n/m	0.63	n/m	1.56	n/m	1.65	n/m
Diluted earnings per share (EPS)	0.61	n/m	0.63	n/m	1.56	n/m	1.65	n/m
Adjusted EBITDA (note)	193.3	16.7%	156.0	16.7%	532.2	16.0%	431.7	15.9%
Adjusted net income (note)	95.0	8.2%	80.4	8.6%	256.0	7.7%	206.1	7.6%
Adjusted diluted EPS (note)	0.86	n/m	0.72	n/m	2.30	n/m	1.85	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m	0.540	n/m	0.495	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q3 2022 compared to Q3 2021
We achieved record adjusted diluted EPS of $0.86 in Q3 2022, a $0.14 per share or 19.4% increase from $0.72 in Q3 2021, reflecting strong net revenue growth, solid execution of our strategic growth initiatives, and focused project execution.
•Net revenue increased 24.3% or $227.1 million to $1.2 billion compared to Q3 2021, driven by 11.0% organic growth and 12.9% acquisition growth. Consistent with the first half of this year, every one of our regional and business operating units delivered organic growth, most notably in US and Global, and in Water and Energy & Resources, where organic growth was in the double digits this quarter.
•Project margin increased $120.0 million or 23.7% to $627.0 million as a result of net revenue growth. As a percentage of net revenue, we delivered a 54.1% project margin.
•Adjusted EBITDA increased $37.3 million or 23.9% to $193.3 million and achieved a margin of 16.7% resulting from strong performance across the business.

Management’s Discussion and Analysis September 30, 2022	M-4	Stantec Inc.

•Net income decreased 2.9%, or $2.0 million, to $68.0 million, and diluted EPS decreased 3.2%, or $0.02, to $0.61. Acquisition-related expenses (namely integration, depreciation and amortization, and interest expenses) more than offset increased project margin.
•Adjusted net income grew 18.2%, or $14.6 million, to $95.0 million, achieving 8.2% of net revenue, and adjusted diluted EPS increased 19.4% to $0.86 from $0.72 in Q3 2021.
•Contract backlog stands at $6.2 billion at September 30, 2022, achieving a new record and reflecting 15.1% organic growth from December 31, 2021. Like net revenue, organic backlog growth was achieved across all our regional and business operating units. Double-digit organic backlog growth continued in our US operations, which led our regions with 20.9%, and in Infrastructure, Buildings, and Energy & Resources. Contract backlog represents approximately 14 months of work—an increase of one month from December 31, 2021.
•Operating cash flows amounted to an inflow of $93.1 million compared to an inflow of $101.0 million in the prior period reflecting the expected disruptions from the Cardno integration, particularly the financial system migration. Lower operating cash flows also reflected the increased investment in net working capital to support organic revenue growth and an increase in days sales outstanding (DSO).
•DSO was 86 days, reflecting a 5-day increase from 81 days at September 30, 2021. Net foreign exchange impacts, primarily from the strengthening of the US dollar compared to the Canadian dollar, contributed to a net DSO increase of approximately 2 days. The integration of Cardno also contributed to the increase in DSO.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2022 was 1.9x, remaining within our internal target range of 1.0x to 2.0x.
•On October 28, 2022, we acquired all of the outstanding shares of L2, Inc. and Partridge Architects, Inc. (collectively L2P). L2P is a 40-person full-service architectural firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets and strategically complements our Buildings business.
•On November 10, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on January 17, 2023, to shareholders of record on December 30, 2022.

Year-to-date Q3 2022 compared to year-to-date Q3 2021
•Net revenue increased 22.3% or $606.9 million to $3.3 billion compared to 2021 year to date, driven by 9.0% organic growth and 13.1% acquisition growth. All of our regional and business operating units delivered organic growth, most notably in Global and in Water, Energy & Resources, and Environmental Services where organic growth was in the double digits.
•Project margin increased $340.1 million to $1.8 billion as a result of net revenue growth and solid project execution. As a percentage of net revenue, we delivered 54.0% project margin, a 40 basis point increase compared to 2021 year to date.
•Adjusted EBITDA increased $100.5 million or 23.3% to $532.2 million and achieved a margin of 16.0%, resulting from strong performance across the business.
•Net income decreased 5.8%, or $10.6 million, to $173.5 million, and diluted EPS decreased by 5.5% or $0.09, to $1.56. Acquisition-related expenses (namely integration, depreciation and amortization, and interest expenses), coupled with a net unrealized fair value loss associated with our equity investments held for self-insured liabilities, more than offset increased project margin.

Management’s Discussion and Analysis September 30, 2022	M-5	Stantec Inc.

•Adjusted net income grew 24.2%, or $49.9 million, to $256.0 million, achieving 7.7% of net revenue, and adjusted diluted EPS increased 24.3%, or $0.45, to $2.30.
•Operating cash flows amounted to net inflows of $94.7 million compared to $234.9 million in the prior period reflecting the expected disruptions from the Cardno integration, particularly the financial system migration. Cash flow was also lower due to the increased investment in net working capital to support organic revenue growth and due to an increase in DSO.
•Year-to-date Q3 2022, we repurchased 1,085,676 of our common shares under our NCIB program at a cost of $65.3 million.

Management’s Discussion and Analysis September 30, 2022	M-6	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	68.0	70.0	173.5	184.1
Add back (deduct):
Income taxes	21.1	18.0	53.8	55.0
Net interest expense	18.7	9.6	46.5	29.5
Reversal of lease asset impairment (note 1)	(1.4)	(1.7)	(3.3)	(4.3)
Depreciation and amortization	70.7	55.2	210.3	162.0
Unrealized loss (gain) on equity securities	3.7	0.3	22.2	(9.1)
Acquisition, integration, and restructuring costs (note 4)	12.5	4.6	29.2	14.5

Adjusted EBITDA from continuing operations	193.3	156.0	532.2	431.7

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	68.0	70.0	173.5	184.1
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	(1.0)	(1.3)	(2.5)	(3.3)
Amortization of intangible assets related to acquisitions (note 2)	15.6	7.9	45.8	21.1
Unrealized loss (gain) on equity securities (note 3)	2.8	0.1	16.9	(7.0)
Acquisition, integration, and restructuring costs (note 4)	9.6	3.7	22.3	11.2

Adjusted net income	95.0	80.4	256.0	206.1
Weighted average number of shares outstanding - basic	110,737,375	111,076,831	110,990,534	111,249,043
Weighted average number of shares outstanding - diluted	110,896,770	111,545,984	111,150,916	111,664,717

Adjusted earnings per share
Adjusted earnings per share - basic (note 5)	0.86	0.72	2.31	1.85
Adjusted earnings per share - diluted (note 5)	0.86	0.72	2.30	1.85
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The reversal of lease asset impairment includes onerous contracts associated with the impairment for the quarter ended September 30, 2022 of $(0.3) (2021- nil) and for the three quarters ended September 30, 2022 of $0.4 (2021 - nil). For the quarter ended September 30, 2022, this amount is net of tax of $(0.4) (2021 - $(0.4)). For the three quarters ended September 30, 2022, this amount is net of tax of $(0.8) (2021 - $(1.0)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2022, this amount is net of tax of $4.8 (2021 - $2.0). For the three quarters ended September 30, 2022, this amount is net of tax of $14.2 (2021 - $6.3).
note 3: For the quarter ended September 30, 2022, this amount is net of tax of $0.9 (2021 - $0.2). For the three quarters ended September 30, 2022, this amount is net of tax of $5.3 (2021 - $(2.1)).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2022, this amount is net of tax of $2.9 (2021 - $0.9). For the three quarters ended September 30, 2022, this amount is net of tax of $6.9 (2021 - $3.3).
note 5: Earnings per share calculated in accordance with IFRS disclosed on M-4.

Management’s Discussion and Analysis September 30, 2022	M-7	Stantec Inc.

Financial Targets
We provided our annual targets for 2022 on page M-11 in our 2021 Annual Report (incorporated here by reference). Our year-to-date progress toward these targets in Q3 2022 is as follows:

	2022 Annual Range	Results for the three quarters ended September 30, 2022
Targets
Net revenue growth	18% to 22%	22.3%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%	16.0%
Adjusted net income as % of net revenue (note)	At or above 7.5%	7.7%
Adjusted ROIC (note) (revised)	Above 10.0%	(note)
In setting our targets and guidance, the average value for the US dollar is assumed to be $1.25 and for the GBP to be $1.73 (see Assumptions included on page M-26).
note: Adjusted EBITDA, adjusted net income, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A. Adjusted ROIC is calculated annually at the end of the year. Our revised guidance for ROIC is discussed in the Outlook section.

Outlook
We reaffirm our guidance provided in the Outlook section of our 2021 Annual Report (incorporated here by reference) for net revenue growth, adjusted EBITDA margin, and adjusted net income margin. These annual targets and guidance were based on our diversified business, our position as an industry leader to support the growing demands for sustainable solutions, record high backlog, and our continued integration efforts and synergies achieved from acquisitions completed.

We expect net revenue growth between 18% to 22% and that organic net revenue growth will be in the mid to high-single digits, supported by momentum from record-high US backlog and project opportunities arising from the US infrastructure stimulus bill, continued robust activities in Canada, and strong economic growth from continued demand and stimulus in infrastructure sectors in Global. Increased inflation and recession risks in many geographies have not slowed project opportunities, as the urgency for addressing aging infrastructure, climate risk resiliency, healthcare, and onshoring for supply chain security has not abated. Our ability to meet the growing demand for our services is dependent on our highly skilled workforce. While we are seeing increased competition for staff and a higher wage environment in key geographies, we believe we continue to be well positioned to retain and attract new employees on the strength of our reputation and people-centric corporate culture, and mitigate these effects on project margins. We continue to expect to deliver annual adjusted EBITDA margin in the range of 15.3% to 16.3% and adjusted net income to be at or above 7.5% driving to growth in adjusted diluted EPS between 22% to 26%.

Our year-to-date Q3 2022 net revenues, adjusted EBITDA and adjusted net income are in line with our expectations, reflecting a protracted ramp-up of US activities for projects awarded in the first half of 2022 and continuing robust levels of activities in Canada and Global. We achieved the higher end of our ranges, as the second and third quarters typically have the highest levels of activity. As the fourth quarter typically has lower levels of activity, we expect to achieve results more evenly within the ranges by the end of the year.

We currently anticipate delivering adjusted ROIC of greater than 10.0% for 2022, compared to our earlier guidance of greater than 10.5%. This is largely due to the disruption to our cash flows arising from the integration of Cardno, which has resulted in higher than anticipated average debt outstanding for the year. We anticipate cash flows and debt levels normalizing by the end of this year as the financial integration work winds up.

Management’s Discussion and Analysis September 30, 2022	M-8	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the third quarter of 2022 and Q3 2022 year to date.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $4.1 million positive impact on our net revenue results in Q3 2022 compared to Q3 2021 and a net $7.3 million positive impact year to date in 2022 compared to 2021:
•The US dollar averaged $1.26 in Q3 2021 and $1.31 in Q3 2022—a 4.0% increase. Year to date, the US dollar averaged $1.25 in Q3 2021 and $1.28 in Q3 2022—a 2.4% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.74 in Q3 2021 and $1.53 in Q3 2022—a 12.1% decrease. Year to date, the GBP averaged $1.73 in Q3 2021 and $1.61 in Q3 2022—a 6.9% decrease. The weakening GBP compared to the Canadian dollar had a negative effect on gross and net revenues.
•The AU dollar averaged $0.93 in Q3 2021 and $0.89 in Q3 2022—a 4.3% decrease. Year to date, the AU dollar averaged $0.95 in Q3 2021 and $0.91 in Q3 2022—a 4.2% decrease. The weakening AU dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment - Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022	Q3 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	340.2	316.1	24.1	—	n/a	24.1	7.6%
United States	795.5	608.6	186.9	86.2	22.2	78.5	12.9%
Global	337.5	243.6	93.9	69.9	(16.5)	40.5	16.6%
Total	1,473.2	1,168.3	304.9	156.1	5.7	143.1
Percentage Growth			26.1%	13.4%	0.5%	12.2%

Management’s Discussion and Analysis September 30, 2022	M-9	Stantec Inc.

Net Revenue by Reportable Segment - Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022	Q3 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	294.1	274.4	19.7	—	n/a	19.7	7.2%
United States	591.8	459.6	132.2	60.9	16.8	54.5	11.9%
Global	274.1	198.9	75.2	59.8	(12.7)	28.1	14.1%
Total	1,160.0	932.9	227.1	120.7	4.1	102.3
Percentage Growth			24.3%	12.9%	0.4%	11.0%

Gross Revenue by Reportable Segment - year-to-date Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022 YTD	Q3 2021 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	979.7	921.5	58.2	—	n/a	58.2	6.3%
United States	2,234.5	1,788.7	445.8	250.4	45.9	149.5	8.4%
Global	949.5	681.3	268.2	199.9	(35.6)	103.9	15.3%
Total	4,163.7	3,391.5	772.2	450.3	10.3	311.6
Percentage Growth			22.8%	13.3%	0.3%	9.2%

Net Revenue by Reportable Segment - year-to-date Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022 YTD	Q3 2021 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	859.7	808.5	51.2	—	n/a	51.2	6.3%
United States	1,688.7	1,359.3	329.4	183.5	34.6	111.3	8.2%
Global	778.4	552.1	226.3	172.1	(27.3)	81.5	14.8%
Total	3,326.8	2,719.9	606.9	355.6	7.3	244.0
Percentage Growth			22.3%	13.1%	0.2%	9.0%

Gross Revenue by Business Operating Unit - Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022	Q3 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	419.2	324.1	95.1	69.8	2.5	22.8	7.0%
Water	298.0	251.4	46.6	4.9	(3.3)	45.0	17.9%
Buildings	261.9	230.9	31.0	—	3.2	27.8	12.0%
Environmental Services	324.1	217.3	106.8	81.4	2.6	22.8	10.5%
Energy & Resources	170.0	144.6	25.4	—	0.7	24.7	17.1%
Total	1,473.2	1,168.3	304.9	156.1	5.7	143.1
Percentage growth			26.1%	13.4%	0.5%	12.2%

Management’s Discussion and Analysis September 30, 2022	M-10	Stantec Inc.

Net Revenue by Business Operating Unit - Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022	Q3 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	335.3	256.7	78.6	58.3	1.2	19.1	7.4%
Water	230.4	197.5	32.9	3.9	(1.9)	30.9	15.6%
Buildings	207.5	189.7	17.8	—	2.3	15.5	8.2%
Environmental Services	235.4	160.2	75.2	58.5	2.0	14.7	9.2%
Energy & Resources	151.4	128.8	22.6	—	0.5	22.1	17.2%
Total	1,160.0	932.9	227.1	120.7	4.1	102.3
Percentage growth			24.3%	12.9%	0.4%	11.0%

Gross Revenue by Business Operating Unit - year-to-date Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022 YTD	Q3 2021 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,175.8	949.6	226.2	182.4	6.0	37.8	4.0%
Water	847.4	743.2	104.2	13.8	(6.3)	96.7	13.0%
Buildings	749.9	679.8	70.1	—	6.0	64.1	9.4%
Environmental Services	909.4	590.9	318.5	237.8	4.1	76.6	13.0%
Energy & Resources	481.2	428.0	53.2	16.3	0.5	36.4	8.5%
Total	4,163.7	3,391.5	772.2	450.3	10.3	311.6
Percentage growth			22.8%	13.3%	0.3%	9.2%

Net Revenue by Business Operating Unit - year-to-date Q3 2022
(In millions of Canadian dollars, except percentages)	Q3 2022 YTD	Q3 2021 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	950.2	754.5	195.7	152.8	3.1	39.8	5.3%
Water	655.2	580.8	74.4	11.2	(3.9)	67.1	11.6%
Buildings	609.8	558.5	51.3	—	4.1	47.2	8.5%
Environmental Services	676.0	447.8	228.2	176.7	3.4	48.1	10.7%
Energy & Resources	435.6	378.3	57.3	14.9	0.6	41.8	11.0%
Total	3,326.8	2,719.9	606.9	355.6	7.3	244.0
Percentage growth			22.3%	13.1%	0.2%	9.0%
Comparative figures for gross and net revenue by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Acquisitions and the continued strengthening of market conditions in all of our geographies and businesses contributed to a 24.3% net revenue increase in Q3 2022 compared to Q3 2021 and a 22.3% increase year to date. Drivers contributing to growth included robust public infrastructure spending and private investment; growing project work related to the re-shoring of domestic production to strengthen local supply chain resilience and security, climate change and sustainability, global food security, and the energy transition. Opportunities have also increased in archeological, permitting, and compliance work, as well as building and designing facilities and communities to meet growing civic, healthcare, residential, and industrial markets.

Management’s Discussion and Analysis September 30, 2022	M-11	Stantec Inc.

Canada
In Canada, we achieved 7.2% organic net revenue growth in the quarter and 6.3% year to date, as both private and public spending remained robust and contributed to double-digit growth in Environmental Services and Energy & Resources. Environmental Services continued to capitalize on high demand for permitting work and archeological work to support a midstream energy project. Power transmission and distribution projects in western Canada and growing momentum in energy transition initiatives spurred growth in Energy & Resources. A strong housing market in western Canada, bridge work in Quebec, and continued recovery efforts associated with the extreme flooding in British Columbia late last year drove growth in Infrastructure. Buildings continued to deliver organic growth on the strength of major public sector projects in healthcare and mixed-use commercial projects in the private sector.

United States
Net revenue increased 28.8% in the quarter and 24.2% year to date, reflecting acquisition and organic growth and the positive impact of foreign exchange. Strong performance and improving market conditions contributed to achieving double digit organic growth in most of our business operating units. The ramp up of public sector and industrial projects previously delayed by the pandemic and our work in certain large-scale water security projects in the western US boosted growth in Water. Infrastructure also delivered solid organic growth on the strength of major projects in Transportation and industrial and residential land development activities in Community Development. Buildings continued its post-pandemic recovery, achieving growth from increasing investments in healthcare, civic, industrial, and science and technology sectors. Energy & Resources delivered strong organic growth, driven by an acceleration of activities on mining projects and on significant reservoir and dam projects in the western US. In Environmental Services, demand continued to be strong for expertise in environmental assessments, permitting, and ecological work, and expanding opportunities in the remediation sector contributed to strong growth.
Global
In our Global operations, we achieved net revenue growth of 37.8% in the quarter and 41.0% year to date, reflecting strong acquisition and organic net revenue growth, partly offset with foreign exchange impacts.

Growth momentum from 2021 continued into 2022 and contributed to organic net revenue growth of 14.1% in the quarter and 14.8% year to date, with strong performances in all our business units. Our industry-leading Water business delivered double digit organic growth across the UK and New Zealand, driven by our long-term framework agreements and investment from the public sector in water infrastructure. We drove significant organic growth in Infrastructure, capitalizing on increasing demand for our services in Community Development. Our Mining sector and Environmental Services also continued to deliver strong organic growth, driven by high copper and other metal prices, as well as through client diversification and increased field services.

Backlog
We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

(In millions of Canadian dollars, except percentages)	Sep 30, 2022	Dec 31, 2021	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,286.1	1,169.1	117.0	n/a	117.0	10.0%
United States	3,930.0	3,016.9	913.1	283.9	629.2	20.9%
Global	954.1	948.3	5.8	(24.6)	30.4	3.2%
Total	6,170.2	5,134.3	1,035.9	259.3	776.6
Percentage Growth			20.2%	5.1%	15.1%

Our contract backlog at September 30, 2022 of $6.2 billion achieved a new record and grew 15.1% organically, or $776.6 million, and represents approximately 14 months of work, an increase of one month from December 31, 2021.

Management’s Discussion and Analysis September 30, 2022	M-12	Stantec Inc.

Increases in our contract backlog in Canada were primarily in Infrastructure and Environmental Services. We continued to strengthen our US backlog with new contract awards contributing to double-digit organic growth, particularly in Infrastructure, Buildings, and Energy & Resources. Global backlog organic growth was primarily driven by Infrastructure, Buildings, and Energy & Resources.

Major Project Awards
The increase of $1 billion in backlog from December 31, 2021 reflects our ability to capitalize on growing public infrastructure spending and private investment as well as our expertise in the energy transition sector. We also continued to expand our work on projects related to domestic manufacturing and supply chain resilience.

Public spending remains robust in Canada with solid strength in Infrastructure and Buildings. Along with the awards of two major healthcare projects, we secured architecture and engineering for a 18,580-square-meter academic building and a 12,080-square-meter student housing facility at Douglas College. In Ontario, we were awarded a continued services contract for Metrolinx expansion projects in the Greater Toronto Area. In the water space, we were awarded consulting engineering services for the Cape Horn Pump Station No. 3 and back-up power system which will help meet the growing demand for water in Metro Vancouver communities. The energy transition continues to spur private sector investment, and we were awarded additional services for a bio-fuel facility. We also secured continued archeological work on a major energy project in western Canada.

United States backlog growth was bolstered by public investment spending with several major projects awarded that span all business lines, most notably in Infrastructure. Major infrastructure awards include a 51-kilometer California high-speed rail project partially funded through the Rebuilding American Infrastructure with Sustainability and Equity program and on-call construction management contracts with the Colorado Department of Transportation. Our US Water teams were awarded several large water supply, treatment, and reclamation projects in the quarter. Investment in the energy transition resulted in awards for several major alternative energy projects in the private sector, including a design-build partnership for a large domestic manufacturing facility and design services for two major metal and mineral mining facilities.

In our Global operations, we were selected as prime consultant for design and supervision services of six clusters of retail, office and commercial use buildings for a major new client in the United Arab Emirates. Our team was also awarded an environmental services contract for multiple international military projects. Our Belgium team was selected by the European Commission to complete a diagnostic study of three strategic transport corridors in the Horn of Africa to better connect Africa and Europe while decreasing the carbon footprint of transportation within the region.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2021 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis September 30, 2022	M-13	Stantec Inc.

Project Margin by Reportable Segment
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2022		2021		2022		2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	156.0	53.0%	146.9	53.5%	455.7	53.0%	432.8	53.5%
United States	324.5	54.8%	253.0	55.0%	925.9	54.8%	732.0	53.9%
Global	146.5	53.4%	107.1	53.8%	415.2	53.3%	291.9	52.9%
Total	627.0	54.1%	507.0	54.3%	1,796.8	54.0%	1,456.7	53.6%

Project Margin by Business Operating Unit
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2022		2021		2022		2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	179.9	53.7%	137.3	53.5%	510.7	53.7%	396.0	52.5%
Water	127.2	55.2%	110.6	56.0%	359.0	54.8%	316.0	54.4%
Buildings	111.4	53.7%	104.7	55.2%	327.3	53.7%	303.3	54.3%
Environmental Services	132.0	56.1%	91.5	57.1%	381.2	56.4%	251.1	56.1%
Energy & Resources	76.5	50.5%	62.9	48.8%	218.6	50.2%	190.3	50.3%
Total	627.0	54.1%	507.0	54.3%	1,796.8	54.0%	1,456.7	53.6%
Comparative figures for project margin by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

In the quarter, project margin increased $120.0 million, or 23.7%, and as a percentage of net revenue, project margin decreased slightly to 54.1% from 54.3%. Year to date, project margin increased $340.1 million or 23.3% and as a percentage of net revenue, project margin increased 40 basis points to 54.0%. Net revenue growth driven by robust public and private investment and acquisitions contributed to the project margin increases. As a percentage of net revenue, project margin has remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin in the quarter increased $9.1 million to $156.0 million and year to date increased $22.9 million to $455.7 million. As a percentage of net revenue, project margin was 53.0% in the quarter and year to date, a 50 basis point decrease compared to the prior periods due primarily to a shift in project mix.

In our US operations, project margin in the quarter increased $71.5 million to $324.5 million and year to date increased $193.9 million to $925.9 million. As a percentage of net revenue, project margin was 54.8% in both the quarter and year to date, decreasing by 20 basis points and increasing by 90 basis points compared to the same periods last year. Solid project performance, particularly in Energy & Resources and Infrastructure drove year to date margin growth.

In our Global operations, project margin increased $39.4 million to $146.5 million and decreased 40 basis points to 53.4% as a percentage of net revenue in the quarter, due in part to recoveries realized on certain projects in Q3 2021. Year to date project margin increased $123.3 million to $415.2 million and increased 40 basis points to 53.3% as a percentage of net revenue. Year to date margin expansion was driven largely by strengthened project execution in Buildings, Energy & Resources, and our Community Development sector.

Management’s Discussion and Analysis September 30, 2022	M-14	Stantec Inc.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $92.2 million and as a percentage of net revenue were 38.4% in Q3 2022 compared to 37.9% in Q3 2021. Year to date, administrative and marketing expenses increased $267.1 million and as a percentage of net revenue were 39.2% compared to 38.1% in the same period in 2021. Excluding acquisition, integration and restructuring costs, which increased by $7.9 million and $14.7 million for the quarter and year to date, respectively, administrative and marketing expenses as a percentage of net revenue decreased by 10 basis points for the quarter and increased by 60 basis points for the year to date. The year-to-date increase was largely attributed to business development efforts incurred to capitalize on project opportunities, discretionary spending as we transition out of the pandemic, and our continued investment efforts to support growth and cybersecurity. Partly offsetting these increases was a lower share-based compensation cost of $9.8 million year to date. In Q4 2021, we entered into total return swap agreements to manage changes in fair value exposure for certain share-based programs which resulted in our share based compensation costs remaining consistent in the quarter compared to Q3 2021.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2022	2021	2022	2021
Client relationships	11.3	8.0	33.9	23.6
Backlog and other	9.1	1.9	26.1	3.8
Total amortization of acquired intangible assets	20.4	9.9	60.0	27.4
Software	6.2	5.1	17.1	14.6
Total amortization of intangible assets	26.6	15.0	77.1	42.0

Acquisitions completed in 2021 and 2022 added $162.9 million to client relationships and $53.5 million to backlog and contributed to an increase in intangible amortization during the quarter and the first three quarters of 2022 compared to the same periods in the prior year.

Depreciation of Lease Assets
Depreciation of lease assets increased $3.3 million in the quarter and $10.6 million in the first three quarters compared to the same periods in 2021. The increase in depreciation is primarily due to acquisitions made in 2021 and 2022 which increased lease assets by approximately $80 million.

Net Interest Expense
Net interest expense increased $9.1 million in the quarter and $17.0 million in the first three quarters compared to the same periods in 2021. This was primarily due to higher draws on the revolving credit facility to fund the Cardno, CMEC, and Barton Willmore acquisitions and share repurchases under our NCIB, and higher interest rates on our credit facilities.

Other Income
Other income from our investments held for self-insured liabilities included a net loss of $6.5 million year to date compared to a net gain of $11.0 million in the same period in 2021. In the current period, unrealized losses of $22.2 million were partly offset by realized gains of $15.7 million from the sale of equity securities. Unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Management’s Discussion and Analysis September 30, 2022	M-15	Stantec Inc.

Income Taxes
Our effective income tax rate increased from 20.5% in Q3 2021 to 23.7% in Q3 2022 and year to date from 23.0% in 2021 to 23.7% in 2022, which was consistent with the annual effective tax rate of 23.7% in 2021.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2022		2021				2020
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,473.2	1,376.6	1,313.9	1,185.3	1,168.3	1,134.0	1,089.2	1,126.1
Net revenue	1,160.0	1,116.7	1,050.1	916.2	932.9	908.3	878.7	861.7
Net income from continuing operations	68.0	60.7	44.8	16.6	70.0	63.2	50.9	14.9
Net income from discontinued operations	—	—	—	—	—	—	—	1.8
Net income	68.0	60.7	44.8	16.6	70.0	63.2	50.9	16.7
Diluted earnings per share
Continuing operations	0.61	0.55	0.40	0.15	0.63	0.57	0.46	0.13
Discontinued operations	—	—	—	—	—	—	—	0.02
Total diluted earnings per share	0.61	0.55	0.40	0.15	0.63	0.57	0.46	0.15
Continuing operations
Adjusted net income (note)	95.0	92.6	68.4	63.8	80.4	69.6	56.1	67.0
Adjusted diluted EPS (note)	0.86	0.83	0.61	0.57	0.72	0.62	0.50	0.60
note: Adjusted net income and adjusted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q3 2022	Q2 2022	Q1 2022	Q4 2021
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Increase (decrease) in net revenue due to
Organic growth	102.3	85.4	56.3	17.0
Acquisition growth	120.7	112.9	122.0	58.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	4.1	10.1	(6.9)	(20.5)
Total increase in net revenue	227.1	208.4	171.4	54.5

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q3 2022 compared

Management’s Discussion and Analysis September 30, 2022	M-16	Stantec Inc.

to Q3 2021 primarily reflects acquisition growth from revenues contributed by acquisitions completed in the last twelve months, organic growth, and positive foreign exchange impact. (See additional information on the operating results in our MD&A for each respective quarter.)
Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2021:

(In millions of Canadian dollars)	Sep 30, 2022	Dec 31, 2021

Total current assets	1,959.0	1,664.4
Property and equipment	239.4	233.7
Lease assets	457.9	476.5
Goodwill	2,347.6	2,184.3
Intangible assets	335.0	373.3
Net employee defined benefit asset	15.0	17.0
Deferred tax assets	53.0	48.3
Other assets	197.6	228.9
Total assets	5,604.5	5,226.4

Current portion of long-term debt	43.6	51.0
Current portion of provisions	45.4	36.7
Current portion of lease liabilities	101.3	123.9
All other current liabilities	1,102.1	967.8

Total current liabilities	1,292.4	1,179.4
Lease liabilities	530.1	545.0
Income taxes payable	7.3	8.9
Long-term debt	1,330.7	1,194.1
Provisions	118.8	122.6
Net employee defined benefit liability	44.1	58.7
Deferred tax liability	54.3	77.5
Other liabilities	30.2	38.0
Equity	2,196.2	2,001.7
Non-controlling interests	0.4	0.5
Total liabilities and equity	5,604.5	5,226.4

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position increased primarily due to the strengthening of the US dollar relative to the Canadian dollar, partially offset by the weakening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of the Barton Willmore acquisition and measurement period adjustments for prior acquisitions increased intangible assets by $12.8 million and goodwill by $59.2 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Management’s Discussion and Analysis September 30, 2022	M-17	Stantec Inc.

Additions of engineering equipment and leasehold improvements in property and equipment, lease additions and modifications, and software additions and acquired assets in intangible assets were offset by depreciation and amortization expense. Total current and long-term portions of other assets decreased mainly as a result of decreases in investments held for self-insured liabilities, including net sales of investments and unrealized fair value losses.

Total current and long-term portions of long-term debt increased $129.2 million due primarily to an increase in draws on our revolving credit facility, largely used to finance the Barton Willmore acquisition and share repurchases under our NCIB, and due to cash flow disruptions related to the Cardno integration. Total current and long-term portions of lease liabilities decreased $37.5 million due to lease payments made, partly offset by additions, modifications, and interest accretion.

Net employee defined benefit liability decreased $14.6 million and net employee defined benefit asset decreased $2.0 million for a combined net decreased in employee benefit obligations of $12.6 million. The decrease was primarily due to contributions made to the defined benefit pension plans.

Net deferred taxes decreased $27.9 million, including a reduction in net deferred taxes related to the amortization of previously acquired intangible assets, partly offset by an increase in deferred tax assets related to measurement period adjustments on prior acquisitions.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, our $300 million senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at September 30, 2022, compared to December 31, 2021:

(In millions of Canadian dollars, except ratios)	Sep 30, 2022	Dec 31, 2021
Current assets	1,959.0	1,664.4
Current liabilities	1,292.4	1,179.4
Working capital (note)	666.6	485.0
Current ratio (note)	1.52	1.41
Note: Working capital is a non-IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. We use working capital as a measure for assessing overall liquidity and it is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital. Current ratio is calculated by dividing current assets by current liabilities.

The carrying amounts of assets and liabilities for our US subsidiaries and other foreign subsidiaries on our consolidated statements of financial position increased primarily due to the strengthening of the US dollar relative to the Canadian dollar, partially offset by the weakening of the British pound and Australian dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Management’s Discussion and Analysis September 30, 2022	M-18	Stantec Inc.

Current assets increased primarily because of a collective $345.8 million increase in trade and other receivables, unbilled receivables, and contract assets, of which approximately $50 million was due to foreign exchange impacts. This was partly offset by a decrease in cash and deposits of $55.2 million (explained in the Cash Flows section of this MD&A).
•Our DSO, defined in the Definitions section of this MD&A, was 86 days at September 30, 2022, an increase of 11 days from December 31, 2021 and 5 days from September 30, 2021. Net foreign exchange impacts, primarily from the strengthening of the US dollar compared to the Canadian dollar, contributed to an approximate net DSO increase of 2 days. The remaining increase in DSO is primarily driven by seasonal impacts where DSO is typically highest in the third quarter and disruptions from the integration of Cardno, particularly the financial system migration.
•The aging of total trade receivables increased in the greater than 90-day aging category by 2.0% as a percentage of total trade receivables from December 31, 2021. The increase was primarily due to disruptions from the Cardno integration.
The increase in current liabilities included foreign currency impacts of approximately $35 million, increases in bank indebtedness (explained in the Cash Flows section of this MD&A) and trade and other payables due to higher activities and the timing of supplier and payroll payments. Total current and long-term provisions also increased slightly, reflecting an increase in estimates for claims provisions largely offset by the settlement of certain claims in the third quarter for which insurance recoveries were received from third-party insurers. These increases were offset by decreases in the current portions of lease liabilities and long-term debt (explained in the Statement of Financial Position section of this MD&A).

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,			Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2022	2021	Change	2022	2021	Change
Cash flows from operating activities	93.1	101.0	(7.9)	94.7	234.9	(140.2)
Cash flows used in investing activities	(44.7)	(27.7)	(17.0)	(56.3)	(81.6)	25.3
Cash flows used in financing activities	(109.2)	(71.3)	(37.9)	(119.2)	(220.6)	101.4

Cash Flows From Operating Activities
Cash flows from operating activities for the year to date were $94.7 million, which decreased $140.2 million compared to 2021, reflecting the expected disruptions from the Cardno integration, particularly the financial system migration. Cash flow was also lower due to the increased investment in net working capital to support organic revenue growth and an increase in DSO. Employee incentive payments related to prior years' performance and interest payments on borrowings were also higher in 2022 compared to 2021.

Cash Flows Used in Investing Activities
Cash flows used in investing activities for the year to date were $56.3 million, a $25.3 million decrease compared to 2021. This was due primarily to an increase in net proceeds from investments held for self-insured liabilities of $43.7 million, offset by increases in cash used for business acquisitions of $9.3 million and to purchase of property and equipment and intangible assets of $10.8 million.

Cash Flows Used in Financing Activities
Cash flows used in financing activities for the year to date were $119.2 million, a $101.4 million decrease compared to 2021. Higher draws on our revolving credit facility and bank indebtedness of $145.3 million were partly offset by an increase of $5.4 million in repayments for notes payable, software financing obligations and leases, an increase of

Management’s Discussion and Analysis September 30, 2022	M-19	Stantec Inc.

$14.6 million in repurchases of shares for cancellation, and lower proceeds of $19.6 million from the exercise of share options.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Sep 30, 2022	Dec 31, 2021
Current and non-current portion of long-term debt	1,374.3	1,245.1
Less: cash and deposits	(138.7)	(193.9)
Bank indebtedness	32.1	7.2
Net debt	1,267.7	1,058.4
Shareholders' equity	2,196.2	2,001.7
Total capital managed	3,463.9	3,060.1
Trailing twelve months adjusted EBITDA from continuing operations (note)	674.3	573.8
Net debt to adjusted EBITDA ratio (note)	1.9	1.8
See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At September 30, 2022, our net debt to adjusted EBITDA was 1.9x, falling within our stated internal guideline. Our acquisition of Barton Willmore, NCIB share repurchases, and integration of Cardno resulted in higher year to date draws on our revolving credit facility. We expect cash flows from operations and the completion of the Cardno integration to reduce our leverage ratio by the end of this year.

Stantec has senior unsecured notes of $300 million outstanding and syndicated credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature.

We are required to comply with certain covenants as part of our syndicated credit facilities and notes. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At September 30, 2022, $81.0 million was available in our revolving credit facility, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2022.

Shareholders’ Equity
Shareholders’ equity increased $194.5 million from December 31, 2021. Net income of $173.5 million earned in the first three quarters of 2022, comprehensive income of $131.3 million primarily related to exchange differences on translation of our foreign subsidiaries, and share options exercised for cash of $15.9 million were partly offset by shares repurchased under our NCIB of $65.3 million and dividends declared of $59.9 million.

Our NCIB on the TSX was renewed on November 9, 2021, enabling us to repurchase up to 5,559,312 of our common shares during the period November 16, 2021, to November 15, 2022. We also have an Automatic Share Purchase

Management’s Discussion and Analysis September 30, 2022	M-20	Stantec Inc.

Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 1,085,676 common shares for an aggregate price of $65.3 million during the first three quarters of 2022 compared to repurchases of 939,482 common shares for an aggregate price of $50.7 million in the same period of 2021.
Other
Outstanding Share Data
At September 30, 2022, 110,746,040 common shares and 344,041 share options were outstanding. From October 1, 2022 to November 10, 2022, 20,147 share options were exercised and no shares were repurchased under our Automatic Share Purchase Plan. At November 10, 2022, 110,766,187 common shares and 323,894 share options were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2021 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2022.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2021 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At September 30, 2022, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2021 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We also continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for the majority of our restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 34 of our audited consolidated financial statements for the year ended December 31, 2021 (included in our 2021 Annual Report and incorporated here by reference). At September 30, 2022, the nature and extent of these transactions were not materially different from those disclosed in the 2021 Annual Report.

Management’s Discussion and Analysis September 30, 2022	M-21	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q3 2022 from those described in our 2021 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2021, audited consolidated financial statements (incorporated here by reference), which included considerations for the impacts of the continuing COVID-19 pandemic and new variants. The Russian invasion of Ukraine has also contributed to increased economic and financial volatility. However, there has been no significant impact on our results and we will continue to monitor for any impacts on our operations and financial position. Actual results could differ from estimates.

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2022 (incorporated by reference) had an effective date of January 1, 2022, but did not have a material impact on the consolidated financial statements or accounting policies for the three quarters ended September 30, 2022.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2021 audited consolidated financial statements (incorporated here by reference). In addition, the IASB issued Lease Liability in a Sale and Leaseback (amendments to IFRS 16) in September 2022, which is described in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2022 (incorporated by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-7.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating

Management’s Discussion and Analysis September 30, 2022	M-22	Stantec Inc.

our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. There is no directly comparable IFRS measure for adjusted EBITDA.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively. The most comparable IFRS measure for adjusted EPS is earnings per share.

Adjusted Return on Invested Capital (ROIC) represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. There is no directly comparable IFRS measure for adjusted ROIC or adjusted net income before tax-adjusted interest. The most directly comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and deposits, divided by (2) adjusted EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to adjusted EBITDA. Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-20.

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS. There is no directly comparable IFRS measure for DSO.

Free Cash Flow. Free cash flow is a non-IFRS measure we use to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. There is no directly comparable IFRS measure for free cash flow. A reconciliation of cash flows from operating activities as reported under IFRS to free cash flow is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-24.

Margin. We calculate margin as a percentage of net revenue and apply this calculation to various non-IFRS and other financial measures. We monitor margin or percentages of net revenue for adjusted EBITDA, adjusted net income, project margin and administrative and marketing expenses in comparison to our internal targets. There is no directly comparable IFRS measure for margin.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Backlog from acquired companies is reported as growth from acquisitions in the quarter acquired and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results. There are no directly comparable IFRS measures. Reconciliations of net revenue by

Management’s Discussion and Analysis September 30, 2022	M-23	Stantec Inc.

reportable segment and business operating unit and additional information on backlog are included in the Financial Performance section for revenue on pages M-9 to M-11 and for backlog on page M-12.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. There are no directly comparable IFRS measures.

Compound Annual Growth Rate (CAGR). CAGR is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. There is no directly comparable IFRS measure for CAGR.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2022	2021	2022	2021
Net cash flows from operating activities	93.1	101.0	94.7	234.9
Less: capital expenditures (property and equipment and intangible assets)	(20.1)	(17.2)	(46.3)	(35.5)
Less: net lease payments	(36.0)	(34.1)	(107.8)	(98.6)
Free cash flow (note)	37.0	49.7	(59.4)	100.8
note: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended September 30, 2022, we continued the process of merging and integrating Cardno’s business into our overall existing internal control over financial reporting process.

Risk Factors
For the three quarters ended September 30, 2022, there has been no significant change in our risk factors from those described in our 2021 Annual Report (incorporated here by reference), except for the following:

War in Ukraine may result in additional risks to our business.
Many countries around the world, including the US, Canada and the UK, have implemented sanctions on conducting business with Russian and Belarusian entities and individuals. Non-compliance with such sanctions may expose Stantec to government enforcement as well as reputational risk.

Management’s Discussion and Analysis September 30, 2022	M-24	Stantec Inc.

Stantec does not currently have any offices, projects, or clients in Ukraine, Russia or Belarus. We will continue to perform due diligence to ensure that we are not working with any sanctioned entities or individuals.

Subsequent Events
L2P
On October 28, 2022, we entered into an agreement to acquire 100% of the issued and outstanding shares of L2, Inc. and Partridge Architects, Inc. (collectively L2P) for cash consideration and notes payable. L2P is a 40-person firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets. This acquisition will further strengthen our Buildings operations in the US cash generating unit.

Dividends
On November 10, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on January 17, 2023, to shareholders of record on December 30, 2022.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2022 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our vision to remain a top tier global design firm;
•Our belief that Stantec remains strongly positioned to capture opportunities arising from infrastructure and stimulus spending;
•Our expectations regarding the war in Ukraine and the associated economic sanctions, and their potential effects on our business operations;
•Our expectation to remain on schedule to complete the integration of Cardno and several recently acquired firms;
•Our financial targets for 2022, namely:
•Net revenue growth of 18% to 22%;
•Adjusted EBITDA as percent of net revenue of 15.3% to 16.3%;
•Adjusted net income as percent of net revenue at or above 7.5%;
•Adjusted ROIC above 10.5%;
•Our expectations in the Outlook section:
◦Demand for sustainable solutions will continue to grow, and we will deliver on our record high backlog on the strength of our industry position and synergies achieved through acquisition integration;

Management’s Discussion and Analysis September 30, 2022	M-25	Stantec Inc.

◦Net revenue growth to be between 18% to 22% and that organic net revenue growth to be in the mid to high-single digits, supported by momentum from record-high US backlog, and project opportunities arising from the US infrastructure stimulus bill, continued robust activities in Canada, and strong economic growth from continued demand and stimulus in infrastructure sectors in Global;
◦Increased inflation and recession risks in geographies will not slow project opportunities;
◦Stantec is well positioned to retain and attract new employees, and mitigate the effects of increased demand for staff and a higher wage environment in key geographies on project margins;
◦Annual adjusted EBITDA margin in the range of 15.3% to 16.3% and adjusted net income to be at or above 7.5% will drive growth in adjusted diluted EPS between 22% to 26%, and these results will be in the higher end of the ranges in the second half of 2022;
◦Stantec will achieve results more evenly within our ranges by the end of year due to typically lower levels of activity in the fourth quarter;
◦Our revised expectation that we will achieve adjusted ROIC greater than 10.0% for 2022, and cash flows and debt levels normalizing by the end of this year as the Cardno financial integration work winds up;
•Our expectation that certain discretionary administrative and marketing costs will increase year over year as we transition out of the crisis phase of the pandemic;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model;
•Our expectation that cash flows from operations in the second half of 2022 and the completion of the Cardno integration will reduce our leverage ratio by the end of the year;
•Our expectations in the Critical Accounting Estimates, Developments and Measures section; and
•Our expectations relating to the acquisition of L2P.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three quarters ended September 30, 2022, there has been no significant change in our risk factors from those described in our 2021 Annual Report (incorporated here by reference) other than those noted on page M-24.

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2022 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2021 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2021 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to the US dollar and weaken compared to the British pound. In the first three quarters of 2022, the

Management’s Discussion and Analysis September 30, 2022	M-26	Stantec Inc.

average US dollar increased from $1.25 (US$0.80) reported in 2021 to $1.28 (US$0.78) and the average British pound decreased from $1.73 (£0.58) reported in 2021 to $1.61 (£0.62).
•Our effective income tax rate, without discrete transactions, is expected to be in the range of 23.2% to 24.2% and was considered based on the tax rates in place as of December 31, 2021, as well as our mix of expected average earnings for the countries we operate in.
•The Canadian unemployment rate—5.9% at the end of 2021—improved to 5.2% as of September 2022. In the United States, the unemployment rate—3.9% at the end of 2021—improved to 3.5% as of September 2022.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2022 was expected to be 1.6 million. This has since been revised to 1.54 million at September 2022. In Canada, the number of total housing starts in 2022 was forecasted to be in line with 2021. As of Q3 2022, new housing construction in Canada decreased 1% over year-to-date Q3 2021.
•The American Institute of Architects ABI (architectural billing index) has decreased to 51.7 as of September 2022 from 53.2 at the end of June 2022 and from 52.0 at the end of December 2021 due to rising inflation and interest rates.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 10, 2022, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2022, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2022	M-27	Stantec Inc.